oerlikon

Unaxis Holdings

082-34643

Media release

Rule 12g3-2(b) File No. ~~82-5190~~

RECEIVED

2007 MAY 10 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, May 7, 2007 – According to information provided on May 03, 2007, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, the Group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon now consists of the following members:

07023433

- Deutsche Bank AG Frankfurt
  Taunusanlage 12
  60325 Frankfurt am Main
- Deutsche Bank AG, London Branch
  Winchester House
  1 Great Winchester Street
  London EC2N 2DB, Great Britain
- Deutsche Bank Aktiengesellschaft, Frankfurt am Main
  Zurich Branch
  Uraniastrasse 9
  8001 Zurich, Switzerland
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Bank International Limited – Global Custody, Jersey
  St. Paul's Gate, New Street
  GBJ-St. Helier, JE4 8ZB, Great Britain

SUPPL

PROCESSED

MAY 15 2007

THOMSON FINANCIAL

Nature of agreement: Group of Companies

Identity of representative:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

Deutsche Bank Group holds a total of 22.623 % of voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding is as follows:

- 435 905 registered shares (3.082 %)
- 2 638 243 Long Call Options and Call Warrants (18.655 %)
- 125 240 Short Put Options (0.886 %)

dw 5/10

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 index. Oerlikon was the best performing stock of the year 2006.

œrlikon

Media release
Rule 12g3-2(b) File No. 82-5190

Board of Directors appoints Uwe Krüger as new CEO of Oerlikon Group

Pfäffikon SZ, May 7, 2007 – **The Board of Directors of OC Oerlikon Corporation AG, Pfäffikon, has appointed Dr. Uwe Krüger (42) to be the new CEO of Oerlikon Group. Uwe Krüger was previously Chief Operational Officer (COO) of the company. Thomas Limberger, the previous CEO, will leave the company with immediate effect. This was his own decision, taken freely and in agreement with the Board of Directors.**

"We are pleased to present an excellently qualified and experienced new CEO in the person of Dr. Uwe Krüger", explains Georg Stumpf, Chairman of the Board of Directors of OC Oerlikon Corporation AG, Pfäffikon. This internal succession will guarantee stability for the company, from the top down through all levels of management, Stumpf continued. Uwe Krüger has got to know the company in all its business segments over the last months and can now take up responsibility as CEO immediately.

Uwe Krüger, who came to Oerlikon as COO from Hochtief, Inc. on March 1, 2007, takes over operational leadership of the company at just the right moment. What is needed now, working together with the Board and the shareholders, is to develop further the company's successful business strategy and build on Oerlikon's leading market positions in all its divisions.

It is already well known that Thomas Limberger did not seek re-election to the Board. He will step down from all positions of authority in the Oerlikon group. However, he will maintain his connection with the company in a consulting capacity. All the Directors thank him for his commitment to the company over the last three years, for his contribution to the success of the restructuring effort and for his energy and hard work in general. Thomas Limberger has been with the company since 2004, first as a director, then from June 2005 as CEO.

 Before joining Oerlikon, the new CEO Uwe Krüger, who is a German citizen, was Senior Vice President with Hochtief, Inc., Wilmington, where he was responsible for the company's strategic development in the American market, and for M&A projects. He studied physics, mathematics and business sciences at Frankfurt university. He started his professional career as a consultant with the consulting firm A.T. Kearney. Later he joined the Hochtief group where he was put in charge of research and development, among other responsibilities. Uwe Krüger has extensive management experience in East Europe.

For further information please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 91 93 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 Index. Oerlikon was the best performing stock of the year 2006.

oerlikon

Media release
Rule 12g3-2(b) File No. 82-5190

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, May 7, 2007 – According to information provided by Merrill Lynch Capital Markets AG, Zurich, on May 7, 2007, Merrill Lynch Group held on May 3, 2007, 1 386 186 registered shares in OC Oerlikon Corporation AG, Pfäffikon. This means that Merrill Lynch Group's share of voting rights in OC Oerlikon Corporation AG, Pfäffikon amounted to 9.80 %.

Group members:

- Black Rock Investment Management (UK) Limited
  33 King William Street
  London EC4R 9AS, United Kingdom
- Merrill Lynch Capital Markets AG
  Stockerhof, Stockerstrasse 23
  Postfach 773
  8039 Zurich, Switzerland
- Merrill Lynch, Pierce, Fenner & Smith
  4 World Financial Center
  250 Vesey Street
  New York, NY 10080, USA
- Merrill Lynch International
  2 King Edward Street
  London EC1A 1 HQ, United Kingdom

Said companies are subsidiaries of Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080, USA.

Nature of agreement: group reporting

Identity of representative:
Merrill Lynch Capital Markets AG, Zurich
Simone Schenk, Tel. +41 44 297 75 90

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 index. Oerlikon was the best performing stock of the year 2006.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

END